

Q4 2015 SUPPLEMENTAL



Timber Ridge at Talus
Issaquah, WA

Table of Contents

Forward looking statements and risk factors:

This Supplemental Information and other materials we have filed or may file with the Securities and Exchange Commission, as well as information included in oral statements made, or to be made, by our senior management contain certain "forward-looking" statements as that term is defined by the Private Securities Litigation Reform Act of 1995. All statements regarding our expected future financial position, results of operations, cash flows, funds from operations, continued performance improvements, ability to service and refinance our debt obligations, ability to finance growth opportunities, and similar statements including, without limitations, those containing words such as "may," "will," "believes," anticipates," "expects," "intends," "estimates," "plans," and other similar expressions are forward-looking statements.

Forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results in future periods to differ materially from those projected or contemplated in the forward-looking. Such risks and uncertainties include, among other things, the risks which are described under the heading "Risk Factors" in Item 1A in our Form 10-K for the year ended December 31, 2015.

In this Supplemental Information, we refer to non-GAAP financial measures. These non-GAAP measures are not prepared in accordance with generally accepted accounting principles. A reconciliation of the non-GAAP financial measures to the most directly comparable GAAP measures is included in this presentation.

Throughout this presentation, certain abbreviations and acronyms are used to simplify the format. A list of definitions is provided at the end of this presentation to clarify the meaning of any reference that may be ambiguous.

Unless otherwise noted, all amounts are unaudited and are as of or for the year-to-date period ended December 31st.

Q4 2015











Overview

NATIONAL HEALTH INVESTORS, INC. (NYSE: NHI), is a real estate investment trust specializing in sale-leaseback, joint-venture, mortgage and mezzanine financing of need-driven and discretionary senior housing and medical investments. NHI's portfolio consists of independent, assisted and memory care communities, entrance-fee retirement communities, skilled nursing facilities, medical office buildings and specialty hospitals.

Highlights

- **Diversified portfolio of exceptional healthcare properties**
- **Conservatively managed balance sheet**
- **Industry leading FFO growth**
- **Strong, growing dividend with low payout ratio**

Partners[1]
Small, 5%
NHC, 18%
Brookdale, 2%
LTC, 2%
CHS, 2%
Holiday, 16%
SLM, 3%
SLC, 15%
Bickford, 13%
Legend, 6%
LCS, 2%
HSM, 3%
Other, 13%

- Regional - 55%
- National Private Chain - 16%
- Public - 24%
- Small - 5%

As of January 31, 2016:

- Senior Housing (117)
- Skilled Nursing (68)
- Hospital (3)
- Medical Office (2)

190 Properties

32 Operating Partners

31 States

Assets[1]
REIT Dividends & Other, 3%
Skilled Nursing, 31%
Hospital & MOB, 4%
Entrance-Fee, 17%
Independent Living, 17%
Assisted Living, 22%
Senior Living Campus, 6%

- Sr. Hsng. Need-Driven - 28%
- Sr. Hsng. Discretionary - 34%
- Medical - 35%

Senior Housing - 62%

[1] based on annualized cash revenue for contracts in place at December 31, 2015

Q4 2015

Summary Information

(dollar and share amounts in thousands)

	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014
		Quarter Ended / As Of			
Balance Sheet Data					
Gross cost of real estate assets	$ 2,095,866	$ 2,088,622	$ 1,984,078	$ 1,993,118	$ 1,988,849
Total assets	2,146,349	2,133,125	2,012,820	2,019,716	1,982,960
Total liabilities	1,003,889	1,088,459	966,313	973,275	933,027
Total noncontrolling interests	9,168	9,762	9,824	9,902	10,008
Total stockholder's equity attributable to NHI	1,133,292	1,034,904	1,036,683	1,036,539	1,039,925
Operating Data					
Total revenue	$ 58,703	$ 58,282	$ 56,313	$ 55,751	$ 45,734
Rental revenue - GAAP	54,824	54,459	52,670	52,495	42,944
Straight-line rents	6,131	6,184	6,219	6,089	3,771
Rental revenue - Cash	48,693	48,275	46,451	46,406	39,173
Adjusted EBITDA	55,124	56,253	53,525	51,693	44,543
Interest expense	10,158	9,772	9,287	8,412	5,652
General & administrative expense	2,469	1,691	2,514	3,845	2,159
Funds from operations per diluted common share	1.87	1.22	1.17	1.13	1.07
Normalized FFO per diluted common share	1.17	1.21	1.15	1.13	1.06
Normalized AFFO per diluted common share	1.03	1.07	1.01	.99	.94
Normalized FAD per diluted common share	1.04	1.08	1.02	1.03	.95
Regular dividends declared per common share	.85	.85	.85	.85	.77
Capitalization					
Common shares outstanding at end of each period	38,397	37,566	37,566	37,566	37,486
Market value of equity at end of each period	$ 2,337,225	$ 2,159,669	$ 2,340,362	$ 2,667,577	$ 2,622,520
Total debt	926,257	1,009,144	893,032	899,420	862,726
Net debt	917,271	994,947	889,739	895,230	859,439
Total market capitalization, including net debt	3,254,496	3,154,616	3,230,101	3,562,807	3,481,959
Ratios					
Interest coverage ratio	5.4x	5.8x	5.8x	6.1x	6.1x [2]
Fixed charge coverage ratio[1]	6.1x	6.1x	6.2x	6.5x	6.3x
Net debt to adjusted EBITDA *(annualized)*	4.2x	4.6x	4.2x	4.3x	4.8x
Dividend payout ratio for normalized FFO	73.3%	70.2%	73.9%	75.2%	72.6%
Dividend payout ratio for normalized AFFO	83.3%	79.4%	84.2%	85.9%	81.9%
Dividend payout ratio for normalized FAD	82.5%	78.7%	83.3%	82.5%	81.1%
Net debt as a percentage of market capitalization	28.2%	31.5%	27.5%	25.1%	24.7%
Secured debt as a percentage of net debt	13.6%	12.6%	14.0%	13.8%	5.3%
Portfolio Statistics					
Number of properties	189	188	187	184	183
RIDEA average occupancy	87.8%	86.3%	85.8%	85.4%	84.0%
RIDEA EBITDARM	$ 6,805	$ 7,168	$ 6,903	$ 6,810	$ 6,787

[1]YTD 2015 6.2x
[2]calculation adjusts for write-off of $1,655,000 unamortized debt premium



Brightwater
Myrtle Beach, SC



Performance

Normalized FFO / Share (CAGR) **NHI vs Peer Avg**



Peer Average Source: Wells Fargo Securities; based on mid-point of 2015 guidance and reported normalized FFO

Dividends



10-Year Total Return

NHI
347%

MSCI US REIT Index
103%

S&P 500 TR Index
99%



Dividends / Share (CAGR) **NHI vs Peer Avg**



Peer Average Source: Wells Fargo Securities; based on peer company projections and dividend history

Investments

We invest in *relationships*, not just properties.®

- Focused on growing with our 32 operating partners and select new customers
- Diversified investment plan emphasizing private pay senior housing properties
- Experienced operators with proven record of quality care and value creation

Investment History*



*average age of properties acquired since 2009 is **12 years**; total portfolio average age is **22 years***

Investment Structure[1]



[1] based on annualized cash revenue for contracts in place at December 31, 2015

	Asset Class	Investment Type	Units	Location	Yield	Total	Funded	Remaining
Recent Investments								
Life Care Services	EFC	Construction Loan	120	WA	8.00%	$ 94,500,000	$ (55,411,000)	$ 39,089,000
Life Care Services	EFC	Senior Note	220	WA	6.75%	$ 60,000,000	$ (28,000,000)	$ 32,000,000
East Lake Capital Management	SHO	Lease	413	IN, NC, TN	7.00%	$ 66,900,000	$ (66,900,000)	$ -
Bickford Senior Living	SHO	RIDEA Development	300	IL, VA	9.00%	$ 55,000,000	$ (17,435,000)	$ 37,565,000
Bickford Senior Living	SHO	RIDEA Lease	92	OH	8.00%	$ 21,000,000	$ (21,000,000)	$ -
Chancellor Health Care	SHO	Lease	40	OR	7.75%	$ 6,675,000	$ (6,675,000)	$ -
Brook Retirement Communities	SHO	Lease	42	MI	7.50%	$ 6,000,000	$ (6,000,000)	$ -
						$ 310,075,000	$ 201,446,000	$ 108,654,000
Other Development Activity								
Senior Living Communities	SHO	Construction Loan	N/A	Various	8.27%	$ 15,000,000	$ (6,282,000)	$ 8,718,000
Various	SHO	Renovation	N/A	Various	Various	$ 11,600,000	$ (10,235,000)	$ 1,366,000

Financial

Normalized FFO *(per diluted share)*



Normalized AFFO *(per diluted share)*



Adjusted EBITDA *(millions)*





TrustPoint Hospital
Murfreesboro, TN

Capital Structure

A disciplined approach to *value creation*.

- Low leverage Balance Sheet

- Staggered long-term debt maturities

- Target 60/40 Equity/Debt Funding Mix

Total Debt



Debt

	Amount	Rate[1]	% of Total	Maturity[1]
Secured Debt				
Fixed Rate				
HUD Mortgage Loans	$ 46,609	4.04%	5.0%	20 years
Fannie Mae Mortgage Loans	78,084	3.79%	8.4%	9 years
Total Secured Debt	124,693			
Unsecured Debt				
Fixed Rate				
Term Loans	$ 575,000	4.03%	61.6%	7 years
Convertible Senior Notes	200,000	3.25%	21.4%	5 years
Variable Rate				
Revolving Credit Facility	34,000	1.93%	3.6%	4 years
Total Unsecured Debt	809,000			
Subtotal	933,693	3.77%	100.00%	
Note Discounts	(7,435)			
Total Debt	$ 926,257			

[1] weighted average

Fixed Charge Coverage



Net Debt to Adjusted EBITDA



Industry Partners

	NHC	HOLIDAY RETIREMENT	SENIOR LIVING COMMUNITIES	Bickford	LEGEND HEALTHCARE
Ownership	Public	Private National	Private	Private	Private
Market Focus	SNF / SHO	SHO	SHO	SHO	SSNF
5-Yr Investment	$37.4m	$492.9m	$491.0m	$362.1m	$124.3m
% of Revenue[1]	18%	16%	15%	13%	6%

	SLM Senior Living Management	HSM	LCS	BROOKDALE	CHS Community Health Systems
Ownership	Private	NFP	Private National	Public	Public
Market Focus	SHO	SNF	SHO	SHO	HOSP
5-Yr Investment	$16.3m	$67m	$83.4m	$53.5m	$27.8m
% of Revenue[1]	3%	3%	2%	2%	2%

[1] based on annualized cash revenue for contracts in place at December 31, 2015

Stabilized Lease Portfolio
EBITDARM Coverage*



Legend: ■ Q3 '14 ■ Q3 '15

	SHO (102)**	SNF (65)	HOSP (3)	MOB (2)
Q3 '14	1.23x	3.08x	2.04x	8.29x
Q3 '15	1.27x	3.09x	2.29x	7.72x

(#) indicates number of properties; excludes development & lease-up properties

*   based on trailing twelve months; full portfolio coverage **1.98x**; includes addition of SLC senior housing communities with coverage of 1.24x; SNF includes NHC coverage of 3.94x & 3.91x for Q3 '14 & Q3 '15, respectively.

** SHO includes coverage of 1.31x and 1.33x for Q3 '14 & Q3 '15, respectively, for need driven properties and 1.18x and 1.22x for Q3 '14 & Q3 '15, respectively, for discretionary properties



The Bedford
Vancouver, WA

RIDEA Relationship



Bickford Senior Living manages and operates 50 Independent Living, Assisted Living, and Memory Care branches throughout the country and has experience in constructing over 150 of these types of communities for various owners. Their mission: "Bickford exists to enrich HAPPINESS in the lives of our residents, our beloved friends. Happiness is a very personal thing and it has become our mission to discover what that is for each of our residents, based on their life story, their expressed wishes and desires, even based on their day." As part of a joint venture relationship, NHI owns 85% of the operations and real estate in 32 Bickford communities and five locations currently in development, while affiliates of Bickford Senior Living own 15% and manage the communities. Our RIDEA structure is designed to follow the fundamental elements of a triple-net lease. Within the RIDEA, we continue to foresee organic growth potential from improving operations, but our agreements with Bickford also enforce growth through a hybrid feature providing a preferred payment stream subject to 3% escalation and payable first to NHI among the joint venture partners. As operations season and lease-up among our new developments is completed, we expect our equity share of RIDEA operating income to become a more visible component of our total income.



Iowa	9
Indiana	6
Illinois	6
Michigan	4
Nebraska	3
Ohio	2
Kansas	2
Development	5

NHI Annual Revenue from Bickford *(millions)*









RIDEA Operating Performance

Property Level Metrics

Quarter over Quarter

	Total		Same Store		Focus Properties[4]			Purchase Option Properties[3]	
	Q4 2015	Q4 2014	Q4 2015	Q4 2014	Q4 2015	Q4 2014		Q4 2015	Q4 2014
Number of properties	32	31	29	29	3	2		6	6
Number of units	1,606	1,514	1,355	1,355	251	159		342	342
Average unit occupancy	87.8%	85.0%	87.8%	86.6%	87.5%	63.9%		91.8%	96.9%
Average monthly RPU[1]	$ 4,864	$ 4,767	$ 4,966	$ 4,833	$ 4,309	$ 3,623		$ 5,642	$ 5,298
Operating revenue	$ 20,572	$ 17,755	$ 17,732	$ 17,019	$ 2,840	$ 736		$ 5,313	$ 5,266
Less: operating expenses	13,768	11,138	11,548	10,500	2,219	638		3,287	3,044
EBITDARM	$ 6,804	$ 6,617	$ 6,184	$ 6,519	$ 621	$ 98		$ 2,026	$ 2,222

Sequential Quarter

	Total		Same Store		Focus Properties[4]			Purchase Option Properties[3]	
	Q4 2015	Q3 2015	Q4 2015	Q3 2015	Q4 2015	Q3 2015		Q4 2015	Q3 2015
Number of properties	32	32	29	29	3	3		6	6
Number of units	1,606	1,606	1,355	1,355	251	251		342	342
Average unit occupancy	87.8%	86.3%	87.8%	86.6%	87.5%	84.5%		91.8%	89.8%
Average monthly RPU[1]	$ 4,864	$ 4,811	$ 4,966	$ 4,903	$ 4,309	$ 4,232		$ 5,642	$ 5,579
Operating revenue	$ 20,572	$ 19,625	$ 17,732	$ 17,260	$ 2,840	$ 2,365		$ 5,313	$ 5,140
Less: operating expenses	13,768	12,457	11,548	10,984	2,219	1,474		3,287	3,049
EBITDARM	$ 6,804	$ 7,168	$ 6,184	$ 6,276	$ 621	$ 891		$ 2,026	$ 2,091

Trailing 12 Months as of December 31,

	Total			Purchase Option Properties[3]	
	2015	2014		2015	2014
Number of properties	29	29		6	6
Number of units	1,355	1,355		342	342
Average unit occupancy	87.2%	83.0%		91.7%	92.0%
Average monthly RPU[1]	$ 4,894	$ 4,815		$ 5,552	$ 5,253
Operating revenue	$ 69,351	$ 64,968		$ 20,904	$ 19,826
Less: operating expenses	43,836	40,407[2]		12,506	11,456
EBITDARM	$ 25,515	$ 24,561		$ 8,398	$ 8,370

Trailing 12 months includes properties operating in the portfolio for at least 24 months.

[1] revenue per occupied unit; calculation includes mid-quarter acquisitions
[2] includes one-time favorable worker's compensation adjustment of $466k
[3] 6 properties available to our joint venture under a $97m purchase option
[4] includes acquisitions & developments that have been in the portfolio for less than 5 quarters

Leadership



Eric Mendelsohn
President & CEO



Kristin S. Gaines
Chief Credit Officer



Roger R. Hopkins
Chief Accounting Officer



Kevin Pascoe
EVP, Investments



Colleen Sullivan
Director, Investor Relations



Jerry Taylor
Director, Business Development



Ron Reel
Controller

Analyst Coverage

Juan Sanabria	Bank of America Merril Lynch
John Kim	BMO Capital Markets
John Roberts	J.J.B. Hilliard W.L. Lyons
Peter Martin	JMP Securities
Jordan Sadler	Key Banc Capital Markets
Rich Anderson	Mizuho Securities
Chad Vanacore	Stifel, Nicolaus & Company
Todd Stender	Wells Fargo Securities



NHI
LISTED
NYSE®

Investor Relations

National Health Investors, Inc.
222 Robert Rose Drive
Murfreesboro, Tennessee 37129
615.890.9100
csullivan@nhireit.com
www.nhireit.com

Balance Sheets

(in thousands, except per share amounts)

As of December 31,		2015		2014
Assets:				
Real estate properties:				
Land	$	137,532	$	127,566
Buildings and improvements		1,945,323		1,854,855
Construction in progress		13,011		6,428
		2,095,866		1,988,849
Less accumulated depreciation		(259,059)		(212,300)
Real estate properties, net		1,836,807		1,776,549
Mortgage and other notes receivable, net		135,031		63,630
Investment in preferred stock, at cost		-		38,132
Cash and cash equivalents		13,286		3,287
Marketable securities		72,744		15,503
Straight-line rent receivable		59,777		35,154
Equity-method investment and other assets		27,358		50,705
Assets held for sale, net		1,346		-
Total Assets	$	2,146,349	$	1,982,960
Liabilities and Stockholders' Equity				
Debt	$	926,257	$	862,726
Accounts payable and accrued expenses		19,397		15,718
Dividends payable		32,637		28,864
Lease deposit liabilities		21,275		21,648
Real estate purchase liabilities		750		3,000
Deferred income		3,573		1,071
Total Liabilities		1,003,889		933,027
Commitments and Contingencies				
National Health Investors Stockholders' Equity:				
Common stock, $.01 par value; 60,000,000 shares authorized;				
38,396,727 and 37,485,902 shares issues and outstanding respectively		384		375
Capital in excess of par value		1,085,136		1,033,896
Cumulative dividends in excess (deficit) of net income		19,862		(569)
Accumulated other comprehensive income		27,910		6,223
Total National Health Investors Stockholders' Equity		1,133,292		1,039,925
Noncontrolling interest		9,168		10,008
Total Equity		1,142,460		1,049,933
Total Liabilities and Equity	$	2,146,349	$	1,982,960



Cascades Verdae
Greenville, SC

NHI
NATIONAL HEALTH INVESTORS

Statements of Income

(in thousands, except share and per share amounts)

Quarter Ended December 31,		2015		2014
Revenues:				
Rental income	$	54,824	$	42,944
Interest income from mortgage and other notes		2,829		1,755
Investment income and other		1,050		1,035
26		58,703		45,734
Expenses:				
Depreciation		13,660		9,705
Interest, including amortization of debt discount and issuance costs		10,158		5,652
Legal		169		60
Franchise, excise and other taxes		327		(119)
General and administrative		2,469		2,159
		26,783		17,457
Income before equity-method investee, TRS tax benefit (expense), investment and other gains and noncontrolling interest		31,920		28,277
Income (loss) from equity-method investee		(1,002)		(227)
Income tax benefit (expense) of taxable REIT subsidiary		401		51
Investment and other gains		23,468		-
Net income		54,787		28,101
Less: net income attributable to noncontrolling interest		(390)		(571)
Net income attributable to common stockholders	$	54,397	$	27,530
Weighted average common shares outstanding:				
Basic		37,727,868		34,343,706
Diluted		37,741,162		34,402,969
Earnings per common share:				
Net income attributable to common stockholders - basic	$	1.44	$	.80
Net income attributable to common stockholders - diluted	$	1.44	$	.80



Timber Ridge at Talus
Issaquah, WA

FFO, AFFO & FAD

(in thousands, except share and per share amounts)

Quarter Ended December 31,		2015		2014
Net income attributable to common stockholders	$	54,397	$	27,530
Elimination of certain non-cash items in net income:				
Depreciation		13,660		9,705
Depreciation related to noncontrolling interest		(301)		(260)
Net Gain on sales of real estate		-		-
Funds from operations		**67,756**		**36,975**
Investment gains		(23,468)		-
Write-off of unamortized debt premium		-		(1,655)
Non-cash write-off of straight-line rent receivable		-		932
Acquisition costs under business combination accounting		-		89
Normalized FFO		**44,288**		**36,341**
Straight-line lease revenue, net		(6,131)		(3,771)
Non-cash write-off of straight-line rent receivable		-		(932)
Straight-line lease revenue, net, related to noncontrolling interest		5		24
Amortization of original issue discount		279		269
Amortization of debt issuance costs		589		520
Amortization of debt issuance costs related to nontrolling interest		(9)		(6)
Normalized AFFO		**39,021**		**32,445**
Non-cash share-based compensation		204		223
Normalized FAD	$	**39,225**	$	**32,668**

BASIC				
Weighted average common shares outstanding		37,727,868		34,343,706
FFO per common share	$	1.80	$	1.08
Normalized FFO per common share	$	1.17	$	1.06
Normalized AFFO per common share	$	1.03	$	.94
Normalized FAD per common share	$	1.04	$	.95

DILUTED				
Weighted average common shares outstanding		37,741,162		34,402,969
FFO per common share	$	1.80	$	1.07
Normalized FFO per common share	$	1.17	$	1.06
Normalized AFFO per common share	$	1.03	$	.94
Normalized FAD per common share	$	1.04	$	.95

Payout ratios:				
Regular dividends per common share	$	.85	$	.77
Normalized FFO payout ratio per diluted common share		72.6%		73.3%
Normalized AFFO payout ratio per diluted common share		82.5%		81.9%
Normalized FAD payout ratio per diluted common share		81.7%		81.1%



TrustPoint Hospital
Murfreesboro, TN

NHI
NATIONAL HEALTH INVESTORS

Portfolio Summary

	Properties	Units / Sq. Ft.*	YTD Billed Rent	YTD Straight-Line	YTD Revenue
Leases					
Senior Housing - Need Driven					
Assisted Living	69	3,377	$ 41,937	$ 2,660	$ 44,597
Senior Living Campus	9	1,224	9,490	925	10,415
Total Senior Housing - Need Driven	78	4,601	51,427	3,585	55,012
Senior Housing - Discretionary					
Independent Living	28	3,114	34,673	10,466	45,139
Entrance-Fee Communities	7	1,587	30,424	8,265	38,689
Total Senior Housing - Discretionary	35	4,701	65,097	18,731	83,828
Total Senior Housing	113	9,302	116,524	22,316	138,840
Medical Facilities					
Skilled Nursing	62	8,061	64,958	1,916	66,874
Hospitals	3	181	7,288	444	7,732
Medical Office Buildings	2	88,517*	1,014	(13)	1,001
Total Medical Facilities	67		73,260	2,347	75,607
Total Leases	180		$ 189,784	$ 24,663	$ 214,447
Mortgages and Other Notes Receivable					
Senior Housing - Need Driven	2	190			$ 757
Senior Housing - Discretionary	1	400			3,569
Medical Facilities	6	450			1,868
Other Notes Receivable	-	-			3,784
Total Mortgages	9	1,040			$ 9,978



Lakes at Litchfield
Pawley's Island, SC

NHI
NATIONAL HEALTH INVESTORS®

Portfolio Information

Lease Maturities
(annualized cash rent; $ in thousands)



| # of properties: | 3 | 7 | 2 | - | 6 | 2 | 4 | 2 | 8 | 9 | 13 | 39 | 49 |

Tenant Purchase Options

Asset Type	Number of Facilities	Lease Expiration	1st Option Open Year	2015 Annualized Cash Rent[1]	% of Total
SNF	1	October 2026	Open	$ 1,386,000	0.7%
MOB	1	February 2018	Open	$ 691,000	0.4%
SNF	3	October 2026	2016	$ 4,977,000	2.6%
SNF	5	October 2026	2018	$ 6,158,000	3.2%
HOSP	1	September 2027	2018	$ 2,204,000	1.2%
ALF	8	December 2024	2020	$ 3,866,000	2.0%
HOSP	1	March 2025	2020	$ 1,726,000	0.9%
SLC	3	June 2025	2020	$ 4,683,000	2.4%
Various	9	-	Thereafter	$ 7,238,000	3.8%
					17.2%

[1] Total 2015 Annualized Cash Rent: $191,346,000



Definitions

Annualized Revenues

The term Annualized Revenue refers to the amount of revenue that our portfolio would generate if all leases and mortgages were in effect for the twelve-month calendar year, regardless of the commencement date, maturity date, or renewals. Therefore, annualized revenue is used for financial analysis purposes, and is not indicative of actual or expected results.

Adjusted EDITDA & EBITDARM

We consider Adjusted EBITDA to be an important supplemental measure because it provides information which we use to evaluate our performance and serves as an indication of our ability to service debt. We define Adjusted EBITDA as consolidated earnings before interest, taxes, depreciation and amortization, including amounts in discontinued operations, excluding real estate asset impairments and gains on dispositions and certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing Adjusted EBITDA for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs. Since others may not use our definition of Adjusted EBITDA, caution should be exercised when comparing our Adjusted EBITDA to that of other companies.

EBITDARM is earnings before interest, taxes, depreciation, amortization, rent and management fees.

CAGR

The acronym *CAGR* refers to the Compound Annual Growth Rate. The compound annual growth rate represents the year-over-year growth rate over a specified time period.

Normalized FFO, AFFO & FAD

These operating performance measures may not be comparable to similarly titled measures used by other REITs. Consequently, our FFO, normalized FFO, normalized AFFO & normalized FAD may not provide a meaningful measure of our performance as compared to that of other REITs. Since other REITs may not use our definition of these operating performance measures, caution should be exercised when comparing our Company's FFO, normalized FFO, normalized AFFO & normalized FAD to that of other REITs. These financial performance measures do not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP") (these measures do not include changes in operating assets and liabilities) and therefore should not be considered an alternative to net earnings as an indication of operating performance, or to net cash flow from operating activities as determined by GAAP as a measure of liquidity, and are not necessarily indicative of cash available to fund cash needs.

FFO, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") and applied by us, is net income (computed in accordance with GAAP), excluding gains (or losses) from sales of real estate property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures, if any. The Company's computation of FFO may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition or have a different interpretation of the current NAREIT definition from that of the Company; therefore, caution should be exercised when comparing our Company's FFO to that of other REITs. Diluted FFO assumes the exercise of stock options and other potentially dilutive securities. Normalized FFO excludes from FFO certain items which, due to their infrequent or unpredictable nature, may create some difficulty in comparing FFO for the current period to similar prior periods, and may include, but are not limited to, impairment of non-real estate assets, gains and losses attributable to the acquisition and disposition of assets and liabilities, and recoveries of previous write-downs.

We believe that FFO and normalized FFO are important supplemental measures of operating performance for a REIT. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), such accounting presentation implies that the value of real estate assets diminishes predictably over time. Since real estate values instead have historically risen and fallen with market conditions, presentations of operating results for a REIT that uses historical cost accounting for depreciation could be less informative, and should be supplemented with a measure such as FFO. The term FFO was designed by the REIT industry to address this issue.

We believe that normalized AFFO is an important supplemental measure of operating performance for a REIT. GAAP requires a lessor to recognize contractual lease payments into income on a straight-line basis over the expected term of the lease.

This straight-line adjustment has the effect of reporting lease income that is significantly more or less than the contractual cash flows received pursuant to the terms of the lease agreement. GAAP also requires the original issue discount of our convertible senior notes and debt issuance costs to be amortized as a non-cash adjustment to earnings. Normalized AFFO is useful to our investors as it reflects the growth inherent in our contractual lease payments without the distortion caused by non-cash amortization.

We believe that normalized FAD is an important supplemental measure of operating performance for a REIT, also providing a useful indicator of the ability to distribute dividends to shareholders.



Osprey Village
Amelia Island, FL

Definitions *(continued)*

Facility Types

SHO - Senior housing
MOB - Medical office building

HOSP - Hospital
SNF -Skilled nursing facility

EFC - Entrance Fee Community

Fixed Charges

The term *Fixed Charges* refers to interest expense and debt principal.

Peer Average

The peer average calculations provided by Wells Fargo Securities include the following diversified healthcare REITs:

Ventas, Inc.
HCP, Inc.

LTC Properties, Inc.
Health Care REIT, Inc.

Sabra Health Care REIT, Inc.

Stabilized Lease

A newly acquired triple-net lease property is generally considered stabilized upon lease-up (typically when senior-care residents occupy at least 80% of the total number of certified units). Newly completed developments, including redevelopments, are considered stabilized upon lease-up, as described above.

Total Return

The term Total Return refers to the total return an investor would have realized on an annual basis over a certain period assuming that all dividends are reinvested on the dividend payment date.

RIDEA

Our joint ventures are designed to be compliant with the provisions of the REIT Diversification and Empowerment Act of 2007, or RIDEA.

WACY

The acronym WACY refers to Weighted Average Cash Yield, which is the anticipated rate of return upon initial investment excluding the impact of any discounts received or premiums paid.



Mistywood
Rosewood, CA

Q4 2015